SAMSON OIL & GAS ADVISES ON THE EARL #1-13H WELL

Denver 1700 hours 4th April, 2011, Perth 0700 hours, 5th April, 2011

Samson Oil & Gas Limited (ASX: SSN, NYSE AMEX: SSN) advises that fracture stimulation operations on the Earl #1-13H started on Saturday, April 2nd. Pumping operations are currently expected to be completed by April 7th and flow back operations will commence shortly thereafter. While there have been some weather induced delays, as of Monday 0600 hours April 4th, Stages 1 to 4 had been pumped, and Stage 5 was about to be pumped.

The stimulation plan involves 20 stages, which will place a total of 2.7 million pounds of proppant in the 5,700 foot horizontal section.

Samson’s Ordinary Shares are traded on the Australian Securities Exchange under the symbol "SSN". Samson's American Depository Shares (ADSs) are traded on the New York Stock Exchange AMEX under the symbol "SSN".  Each ADS represents 20 fully paid Ordinary Shares of Samson. Samson has a total of 1,996 million ordinary shares issued and outstanding (including 271 thousand options exercisable at AUD 1.5 cents), which would be the equivalent of 99.8 million ADSs.  Accordingly, based on the NYSE AMEX closing price of US$3.84 per ADS on April 4th, 2011 the company has a current market capitalization of approximately US$377.6 million.  Correspondingly, based on the ASX closing price of A$0.18 on April 4th, 2011, the company has a current market capitalization of A$355.2million.  The options have been valued at their closing price of A$0.165 on April 4th, 2011 and translated to US$ at the current exchange of 1.0385 for the purposes of inclusion in the US$ market capitalization calculation.

For and on behalf of the board of
SAMSON OIL & GAS LIMITED

For further information please contact, Terry Barr, CEO on
303 296 3994 (US office) or 970 389 5047 (US cell)
TERRY BARR
Managing Director

Statements made in this press release or related announcements that are not historical facts may be forward looking statements, including but not limited to statements using words like “may”, “believe”, “expect”, “anticipate”, “should” or “will.”

Actual results may differ materially from those projected in any forward-looking statement. There are a number of important factors that could cause actual results to differ materially from those anticipated or estimated by any forward looking information.

A description of the risks and uncertainties that are generally attendant to Samson and its industry, as well as other factors that could affect Samson’s financial results, are included in the Company's registration statement and report to the U.S. Securities and Exchange Commission on Form 20-F, as amended, a copy of which is available at .sec.gov/edgar/searchedgar/webusers.htm.